Mercedes-Benz Auto Lease Trust 2018-A
Investor Report

Amounts in USD

Dates

Collection Period No.	6	
Collection Period (from... to)	1-Jun-2018	30-Jun-2018
Determination Date	12-Jul-2018	
Record Date	13-Jul-2018	
Payment Date	16-Jul-2018	
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2018	16-Jul-2018	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2018	15-Jun-2018	15-Jul-2018	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	73,184,426.44	39,029,384.82	34,155,041.62	128.402412	0.146727
Class A-2 Notes	460,000,000.00	460,000,000.00	460,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	460,000,000.00	460,000,000.00	460,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**1,093,437,426.44**	**1,059,282,384.82**	**34,155,041.62**		
Overcollateralization	213,751,414.83	232,500,684.30	232,500,684.30			
Total Securitization Value	**1,500,004,414.83**	**1,325,938,110.74**	**1,291,783,069.12**			
present value of lease payments	604,367,691.32	453,219,071.73	428,925,763.57			
present value of Base Residual Value	895,636,723.51	872,719,039.01	862,857,305.55			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	232,500,684.30	15.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	110,284.86	0.414605	34,265,326.48	128.817017
Class A-2 Notes	2.200000%	843,333.33	1.833333	843,333.33	1.833333
Class A-3 Notes	2.410000%	923,833.33	2.008333	923,833.33	2.008333
Class A-4 Notes	2.510000%	209,695.86	2.091667	209,695.86	2.091667
Total		**2,087,147.38**		**$36,242,189.00**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,004,194.09**	**1,250,937,890.00**	**1,216,782,848.38**

Available 2018-A Collections		Distribution on the Exchange Note	
Lease Payments Received	24,841,825.62	(1) Total Servicing Fee	1,104,948.43
Net Sales Proceeds-early terminations (incl Defaulted Leases)	11,754,155.97	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	6,423,193.78	(2) Exchange Note Interest Distributable Amount (2.52%)	2,626,969.57
Excess wear and tear included in Net Sales Proceeds	28,466.86	(3) Exchange Note Principal Distributable Amount	34,155,041.62
Excess mileage included in Net Sales Proceeds	160,952.13	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	**43,019,175.37**		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	35,852.51		
		(5) Remaining Funds Payable	5,168,068.26
Total Available Collections	**43,055,027.88**	**Total Distribution**	**43,055,027.88**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	36,782,011.19	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
Total Available Funds	**36,782,011.19**	(2) Interest Distributable Amount Class A Notes	2,087,147.38
		(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	34,155,041.62
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	539,822.19
		Total Distribution	**36,782,011.19**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,104,948.43	1,104,948.43	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,087,147.38	2,087,147.38	0.00
thereof on Class A-1 Notes	110,284.86	110,284.86	0.00
thereof on Class A-2 Notes	843,333.33	843,333.33	0.00
thereof on Class A-3 Notes	923,833.33	923,833.33	0.00
thereof on Class A-4 Notes	209,695.86	209,695.86	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,087,147.38	2,087,147.38	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	34,155,041.62	34,155,041.62	0.00
Principal Distribution Amount	34,155,041.62	34,155,041.62	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,928.88
minus Net Investment Earnings	2,928.88
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,928.88
Net Investment Earnings on the Exchange Note	
Collection Account	32,923.63
Investment Earnings for the Collection Period	35,852.51

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	1,325,938,110.74	33,636
Principal portion of lease payments	16,905,304.28	
Terminations- Early	9,153,958.58	
Terminations- Scheduled	5,649,575.90	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,446,202.86	
Securitization Value end of Collection Period	1,291,783,069.12	33,097
Pool Factor	86.12%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.91%
Weighted Average Remaining Term (months)	24.93	19.82
Weighted Average Seasoning (months)	12.68	17.84
Aggregate Base Residual Value	1,051,044,603.23	974,133,277.17
Cumulative Turn-in Ratio		87.23%
Proportion of base prepayment assumption realized life to date		83.56%
Actual lifetime prepayment speed		0.41%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,289,416,574.22	33,041	99.82%
31-60 Days Delinquent	1,719,102.23	42	0.13%
61-90 Days Delinquent	607,296.51	13	0.05%
91-120 Days Delinquent	40,096.16	1	0.00%
Total	1,291,783,069.12	33,097	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.050%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Mercedes-Benz Auto Lease Trust 2018-A
Investor Report
Collection Period Ended   30-Jun-2018
    Page 6 of 6

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,145,730.40	30	6,597,513.04	166
Liquidation Proceeds	1,099,786.26		6,130,412.96	
Recoveries	325,789.96		619,720.68	
Principal Net Credit Loss / (Gain)	(279,845.82)		(152,620.60)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.257)%
Prior Collection Period	0.263 %
Second Prior Collection Period	(0.044%)
Third Prior Collection Period	(0.203%)
Four Month Average	(0.060)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.010)%

Average Net Credit Loss / (Gain)   (919.40)

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	16,104,006.94	509	78,534,358.95	2,360
Sales Proceeds and Other Payments Received	16,058,799.06		79,280,364.88	
Residual Loss / (Gain)	45,207.88		(746,005.93)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.041%
Prior Collection Period	0.229 %
Second Prior Collection Period	0.355 %
Third Prior Collection Period	(0.341%)
Four Month Average	0.071%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.050)%

Average Residual Loss / (Gain)   (316.10)